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SEC FILE NUMBER
[illegible]023

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 08 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Old Slip Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 28th Floor
(No. and Street)

Net York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	214-533-6822	jrichards@texasbusinesscapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazipur Industrial Area	New Deli	India	110052
(Address)	(City)	(State)	(Zip Code)

February 10, 2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Lukezic, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Old Slip Capital Management, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Cheryl A Poccia
State of New York
Notary Public
Qualified in New York County
No. 01PO0000456
My Commission Expires 02/02/2027
Via Remote Online Notary

Notary Public

Signature:
James Lukezic (Apr 3, 2024 17:04 EDT)

Title:
President

03/04/24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Form X-17A-5 Part III

Final Audit Report 2024-04-03

Created:	2024-04-03
By:	Cheryl Poccia (contact@hudson-standard.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAwJmZo2p-sho6AdOGql9tFgB0g6ITEdmE

"Form X-17A-5 Part III" History

Document created by Cheryl Poccia (contact@hudson-standard.com)
2024-04-03 - 9:02:22 PM GMT- IP address: 47.230.82.122

Document emailed to James (james@oldslipcap.com) for signature
2024-04-03 - 9:02:27 PM GMT

Email viewed by James (james@oldslipcap.com)
2024-04-03 - 9:02:43 PM GMT- IP address: 45.144.113.31

Signer James (james@oldslipcap.com) entered name at signing as James Lukezic
2024-04-03 - 9:04:54 PM GMT- IP address: 45.144.113.31

Document e-signed by James Lukezic (james@oldslipcap.com)
Signature Date: 2024-04-03 - 9:04:56 PM GMT - Time Source: server- IP address: 45.144.113.31

Agreement completed.
2024-04-03 - 9:04:56 PM GMT

Print form

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 6974587 (Please retain this number for further inquiries regarding this form)
Submitted By: jrichards49
Submitted Date: Thu Apr 04 13:39:23 EDT 2024

All fields marked with * are mandatory.

Annual Audit Notice Information:

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 20, 2021, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Long-Term Stock Exchange, Inc.

Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange LLC, NYSE American LLC

NYSE Arca, Inc., NYSE Chicago, Inc., NYSE National, Inc.

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Mercurius Associates, LLP

PCAOB #*: 3223

Auditor Address - Street*: A-94/8 Wazipur Industrial Area

City*: New Deli

State*: India

Zip Code*: 11052

Auditor Main Phone Number*: 91 11 4559 6689

Lead Audit Partner Name*: Prateek Ahuja

Lead Audit Partner Direct Phone Number*: 91 11 4559 6689

Lead Audit Partner Email Address*: prateek.ahuja@masllp.com

FYE: 2023-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Old Slip Capital Management Inc. Audit Report December 31, 2023.pdf 3094590 bytes

OLD SLIP CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2023

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Old Slip Capital Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Old Slip Capital Management, Inc. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of December 31 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt on Company Ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As mentioned in Note 8 to the financial statements, the Company had a net capital deficiency at December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to this uncertainty is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement. whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the company's Auditor since 2024.

New Delhi, India
April 4, 2024

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 471,438
Investment in mutual funds	104,229
Receivable from affiliate	1,910
Prepaid expenses	16,545
Total Assets	$ 594,122

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 42,563
Paycheck Protection Loan	20,833
SBA Disaster Relief Loan	500,000
Total liabilities	563,396
Stockholder's Equity	
Common stock, 100 shares authorized with $10.00 par value, 100 shares issued and outstanding	$ 5,000
Additional paid-in capital	841,503
Accumulated deficit	(815,777)
Total stockholder's equity	30,726
Total Liabilities and Stockholder's Equity	$ 594,122

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Operations
For the Year Ended December 31, 2022

Revenues	
Investment management fees	$ 120,480
Dividend income	600
Annuity income	203
Total Revenues	121,283
Operating Expenses	
Salaries and other compensation	132,791
Legal and other professional services	30,400
Travel	(26,635)
Regulatory expenses	20,357
Interest expense	18,750
Other expenses	3,538
Total Expenses	179,201
Income (Loss) from Operations	(57,918)
Unrealized gain (loss) on mutual funds	(157,909)
Net Income (Loss)	$ (215,827)

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2021	$ 5,000	$ 471,488	$ (599,950)	$ (123,462)
Capital contributions	-	370,015	-	370,015
Capital distributions				
Net income (loss)	-	-	(215,827)	(215,827)
Balances, December 31, 2022	$ 5,000	$ 841,503	$ (815,777)	$ 30,726

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities	
Net income (loss)	$ (215,827)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	8,140
Decrease in prepaid expenses	3
Increase in accounts payable and accrued expenses	(5,505)
Net cash used in operating activities	(213,189)
Cash flows from investing activities	
Investments in mutual funds	157,689
Net cash used in investing activities	157,689
Cash flows from financing activities	
Capital contribution	370,015
Net cash used in financing activities	370,015
Net change in cash	314,515
Cash, beginning of year	156,923
Cash, end of year	$ 471,438

Supplemental Disclosures

There was no cash paid for interest or taxes during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

1. Organization and Business

Old Slip Capital Management, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Commission ("SEC") approved to do business under (k)(2)(i), is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective November 13, 2018, CNA Investor Services, Inc. sold all its interests in the Company to Old Slip Capital Management, Inc. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm does not claim an exemption from SEA Rule 15c3-3. The Company conducts under the “Non-Covered Firm” provision.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

Commissions and fees revenue related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments

Cash, receivables and payables are carried at cost, which approximated fair value. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, is the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASS ASC 820 are used to measure fair value.

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The investment in mutual funds at December 31, 2022 are considered Level 1 instruments.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the balance sheet due to recognition of right of use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. As of December 31, 2022 the Company had no operating lease and is not subject to FASB Accounting Standard Codification ("ASC") 842

During 2021 the firm had a month to month lease. The firm ended this month to month arrangement when the office facility was closed due to COVID as of October 31, 2020. There was no rent expense incurred for the year ended December 31, 2023.

3. Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $560,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. No state and local taxes were incurred during the year ended December 31, 2023.

4. Commitments and Contingencies

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had a net capital deficiency of $(215,495), and the Company's ratio of aggregate indebtedness of $605,954 to net capital was (2.81) to 1.

The Company has a corrective action plan to alleviate its net capital deficiency consisting of capital contributions from its existing owner sufficient to correct the deficiency.

The Company is approved to do business under (k)(2)(i), but currently operating in reliance on footnote 74.

6. Notes Payable

The Paycheck Protection Loan meets all the requirements to be forgiven and the application for forgiveness was filed during 2022.

The SBA Disaster Relief Loan in the amount of $500,000 is secured primarily by the personal guarantee of the owner of the Company and certain other restrictions. The loan bears interest at 3.75% and is payable monthly at $2,505.00 for principal and interest. There was currently a moratorium until December 26, 2023 and the Company was able to bring its payments current in January 2024.

7. Related Party Transactions

The balance of $104,646 in receivable from affiliates at year end represents a due from related party Old Slip Properties LLC., a company owned 100% by James Lukezic, whom is 100% owner of Old Slip Capital Management Inc. The amount is unsecured, interest-free, and due on demand.

8. Going Concern

As indicated in the accompany financial statements as of December 31, 2023, the Company's was operating in a net capital deficiency pursuant to Rule 15c3-1 of the Securities and Exchange Commission. This factor indicates substantial doubt about the Company's ability to continue as a going concern through December 31, 2023. Because of the net capital deficiency, which existed during all of the year ended December 31, 2023, the Company wrote no new business but only collected trailing fees on business generated in prior years.

Management has evaluated and acknowledges that the uncertainty remains over the ability of the Company to independently meet its obligations and continue operations. Management of the Company is developing a plan to reduce its debt through restructuring efforts and improve its revenue streams through acquisition of new clients. Additionally, management made equity contributions for the fiscal year 2023 of $21,635 and plans to make more in 2024 to alleviate any future going concerns. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10. Subsequent Events

In relation to the amount of $ 863,138 as appearing in the Additional Paid in capital under the heading of Stockholder's Equity, the management is in process of issuance of the shares and also in process of increasing the authorised share capital"

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through April 5,2024, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.

Schedule I
OLD SLIP CAPITAL MANAGEMENT, INC.
Computation of Net Capital and Aggregate Indebtedneww
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Computation of Net Capital	
Total stockholder's equity qualified for net capital	$ (85,418)
Additions:- Allowable use of Paycheck Protection Loan	20,833
Deductions and /or charges:	
Non-allowable assets:	
Receivable from affiliate	(104,646)
Haircuts on mutual funds	(29,509)
Prepaid expenses	(16,755)
Net capital (deficiency)	$ (215,495)
Computation of Aggregate Indebtedness	
Total liabilities	$ 605,954
Aggregage Indebtedness	$ 605,954
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
(greater of $100,000 or 6 2/3% of aggregate indebtedness)	
Net capital (deficiency) in excess of minimum requirement	$ (315,495)
Net capital (deficiency) less greater of 10% of Aggregated Indepbedness or 120% of minimum net capital required	$ (335,495)
Ratio of aggregate indebtedness to net capital	(2.81) to 1
Reconciliation of Computation of Net Capital	
Net capital (deficiency) under Rule 15c3-1 as of December 31, 2022 as filed by Old Slip Capital Management on Form X-17A-5	$ (204,496)
Adjustment for net reduction in accrued expenses and loans	(10,999)
Net capital as shown above	$ (215,495)

OLD SLIP CAPITAL MANAGEMENT, INC.
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2023

With respect to the computation for determination of reserve requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

OLD SLIP CAPITAL MANAGEMENT, INC.
Schedule III
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2023

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the Company does not claim and exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.14-70073 dated July 30, 2013, and as discussed in question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Old Slip Capital Management, Inc.

We have reviewed Old Slip Capital Management, Inc.'s statement, included in the accompanying Old Slip Capital Management, Inc.'s Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule15c2-4; and/or, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 4, 2024

Old Slip
CAPITAL

Mercurius Auditors

March 21, 2024

RE: Signed Exemption Report (Mercurius Auditors)

To Whom It May Concern:

Old Slip Capital Management, Inc.

Exemption Report

Old Slip Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule15c2-4; and/or, and the Company (1) did not directly or indirectly receive, hold, or otherwiseowe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recentfiscal year without exception.

The Company met the identified exemption provisions throughout the most recent fiscal yearended December 31, 2023 without exception.

James Lukezic, Managing Principal
Date: 3/31/2024